

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Louis Ferraro
Chief Financial Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 3rd Floor
Bridgewater, New Jersey 08807

   Re: Syncrhronoss Technologies, Inc.
     Form 10-K for the Year Ended December 31, 2021
     Filed March 15, 2022
     File No. 001-40574

Dear Louis Ferraro:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology